Exhibit 3.4

June 22, 2018

Dermot Sweeney

[Address]

Dear Dermot:

We are pleased to advise you that at the direction of the Board of Directors of Boxlight Corporation, a Nevada corporation (the “Company”), you are hereby notified that the Board has granted you a qualified stock option (the “Option”) pursuant to the 2014 Equity Incentive Plan as adopted by the Company and as in effect on the date of the grant (the “Plan”).

This Option entitles you to purchase forty thousand (40,000) shares of Class A voting Common Stock of the Company (the “Option Shares”) at the price of $5.78 per share (the “Exercise Price”) which Exercise Price is payable in cash or by check in United States Dollars, or other property acceptable to the Compensation Committee of the Board of Directors (the “Board”). The date of grant of this Option is June 22, 2018, and it is the determination of the Board that on that date the per share fair market value of the Company’s Common Stock was the Exercise Price.

You may exercise the Option only at such time as Options shall have vested in accordance with the four year vesting schedule set forth below. The Option must be exercised, if at all, on or before June 22, 2027 (ten years from the date of grant), after which any unexercised Options will expire. In addition, if you cease for any reason being employed by the Company, or any other subsidiary of the Company, any non-vested Options shall immediately be cancelled as of the date of termination of your employment services.

In all cases, your Option to purchase the Option Shares shall commence to vest immediately. One-quarter (1/4) of the Option Shares shall vest and shall become exercisable on each of June 22, 2019, June 22, 2020, June 22, 2021 and June 22, 2022 (each, a “Vesting Year”). To the extent that you do not exercise a vested Option in any one or more Vesting Year, your right to exercise the Option shall be cumulative and shall carry over to the next succeeding Vesting Years. The Option may not be exercised for fractional shares.

Subject to and contingent upon your one-year anniversary of employment with the Company, you will be granted an Option to purchase an additional forty thousand (40,000) shares of Class A voting Common Stock of the Company (the “Additional Option Shares”). The Additional Option Shares shall be subject to the same method of exercise and four-year vesting schedule as referenced above for the Option Shares.

The Option is subject to the terms, conditions and restrictions of the Plan as in effect on the date of the grant. Copies of the Plan are available to you on request. At the time or times you wish to exercise this Option in whole or in part, please refer to this letter and the provisions of the Plan dealing with methods and formalities of exercising your option.

We look forward to your employment with the Company.

Sincerely,

BOXLIGHT CORPORATION

Michael Pope,
President

Option Grant acknowledged and accepted:

Dermot Sweeney